United States securities and exchange commission logo





                                March 2, 2021

       Matt Lourie
       Chief Financial Officer
       eSports Technologies, Inc.
       720 South 7th Street, 3rd Floor
       Las Vegas, NV 89101

                                                        Re: eSports
Technologies, Inc.
                                                            Amended Draft
Registration Statement on Form S-1
                                                            Filed February 8,
2021
                                                            CIK No. 0001829966

       Dear Mr. Lourie:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement on Form S-1

       We currently generate all of our revenue internationally, page 9

   1. We note your response to prior comment 2. Your revised discussion does not appear to fully identify or
describe the risks associated with macroeconomic conditions or civil unrest in the
identified countries. Similarly, the risks related to currency fluctuations are also are not described.
If these risks are material, please revise to more fully discuss the risks under separate
risk factor headings.
       Participation in the sports betting industry, page 9

   2. Please revise to clarify the length of your agreement with Galaxy Group Ltd. and disclose the royalty percentage
that is payable on bet volume. In addition, please describe the
 Matt Lourie
FirstName  LastNameMatt
eSports Technologies, Inc. Lourie
Comapany
March      NameeSports Technologies, Inc.
       2, 2021
March2 2, 2021 Page 2
Page
FirstName LastName
         various categories of sporting events for which UltraPlay will provide betting odds (e.g., major league sporting events, esports events, etc.). Please clarify whether your ability to accepts bets for certain events depends entirely upon whether UltraPlay has established odds. Please also disclose whether you have any input as to whether a specific event, such as an esports event, is given odds by UltraPlay; if not, please revise to explain why you expect that customers will choose your service, among other available options, as the third-party intermediary to bet the UltraPlay odds. Finally, please file your agreement with Galaxy Group or tell us why you do not believe you are required to do so. Refer to
         Item 601(b)(10) of Regulation S-K.
Our current operations are entirely dependent on our Curacao gaming license, page 14

3. We note you revisions at page 36 in response to prior comment 5. Please revise under this heading to disclose the risk to your business, if any, that the license held by your master license holder is suspended or terminated due to actions by the master license holder or actions by another sublicensee.
Future Products and Services, page 33

4. We note your response to prior comment 8. While we note that you have disclosed the anticipated costs for certain initiatives, please further revise to explain how you will prioritize your efforts if you are unable to fund all initiatives at once. In addition, please discuss the relevant milestones and the current stage of development of your future products and services. In this regard, we note disclosure that you will roll-out several offerings in the first quarter of 2021. Please discuss in greater detail the current status of the roll-outs as well as the short- and long-term development plans for these offerings, including who is responsible for creating the new products and services, whether you have any experience introducing the new technology, the challenges you expect to encounter, and your continuing need for capital outlays. In addition, please provide similar cost and development disclosure about the new IP products and services described under "Our
         Intellectual Property and License Agreements" at page 34.
5. We note your response to prior comment 9. Please explain how you are able to offer prices that are superior to current offerings on the market. In addition, please explain how you are able to offer more matches and new betting markets. In this regard, we note that your disclosure appears to indicate that you rely on UltraPlay for your odds and offerings and are therefore unable to offer better odds or offerings than are available generally from this third party.
6. We note your response to prior comment 10. However, your revised disclosure in the fourth paragraph of this section remains unclear in certain respects. Specifically, please explain what it means to create a "more trading-focused experience." In addition, clarify how, and what happens when, customers request "esports wagers to be taken down by other wagering operators, not just by our own company." For the sake of clarity, your revised disclosure should define the term "business focused user," for example, whether
 Matt Lourie
eSports Technologies, Inc.
March 2, 2021
Page 3
      you mean that business-focused users are corporate clients, including other betting companies and esports companies, or otherwise. In addition, please revise to explain whether it is your goal, as your disclosure appears to suggest, to collaborate with other betting companies so that you may accept larger wagers and share the associated risk with
      "other wagering operators."
General

7. As noted in our prior comment 17, the resale prospectus included in this registration statement is not complete. Please revise to provide a complete prospectus or remove the resale prospectus from the registration statement.
8. We note your response to prior comment 18. Please tell us supplementally the percentage of shares that will be held by your directors and officers upon completion of the primary offering.
       You may contact Suying Li at (202) 551-3335 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                          Sincerely,
FirstName LastNameMatt Lourie
                                                          Division of
Corporation Finance
Comapany NameeSports Technologies, Inc.
                                                          Office of Trade &
Services
March 2, 2021 Page 3
cc:       Cavas Pavri
FirstName LastName